Filed by TradeStation Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quantum FinTech Acquisition Corporation

Commission File No.: 001-40009

Monex Group, Inc.

Financial Results Briefing for the Fiscal Year Ended March 2022

April 27, 2022

Presentation

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect TradeStation Group, Inc.’s current views with respect to, among other things, the future operations and financial performance of TradeStation Group, Inc. (“TradeStation”). Forward-looking statements in this communication may be identified by the use of words such as “anticipating,” “believes,” “can,” “continue,” “continuously,” “could,” “enhance,” “expects,” “hope,” “in progress,” “intends,” “may,” “over time,” “planned,” “seeks,” “should,” “strategic,” “target,” “think,” “try,” “try to,” “will” and similar terms and phrases. Forward-looking statements contained in this communication include, but are not limited to, statements as to (i) TradeStation’s efforts regarding its revenue growth strategy, including the success of marketing expenditures and campaigns and approaches and its ability to grow its customer account base generally and the pace at which such growth is, or is not, accomplished, (ii) ongoing volume levels of customer trading activity and trading-related revenue generated, (iii) the success, or lack thereof, of TradeStation’s crypto account-opening/marketing promotion, and whether crypto customer accounts added through such promotion will provide further funding or deposits to, or trade in, such accounts, (iv) whether TradeStation’s planned product and service enhancements, including those recently launched or currently in progress, will be considered valuable or attractive by customers and customer prospects, or completed timely, or at all, and (v) whether federal fund target interest rates will continue to increase, and if so when, whether the effective interest rates will match the target rates, and whether TradeStation will be able to benefit through increased net interest income if those rates continue to increase.

The forward-looking statements contained in this communication are based on the current expectations of TradeStation and its management and are subject to risks and uncertainties. No assurance can be given that future developments affecting TradeStation will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TradeStation. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Such factors include, but are not limited to: changes in general economic or political conditions; changes in the markets that TradeStation targets; slowdowns in securities or cryptocurrency trading or shifting demand for securities or cryptocurrency trading products; the impact of the ongoing COVID-19 pandemic; the evolving digital asset market, including the regulation thereof; possible regulations that further limit, or eliminate, the ability of TradeStation to accept payment for order flow or similar rebates; any change in laws applicable to TradeStation or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those under the heading “Risk Factors” in publicly-available SEC filings made by TradeStation. Intentions or expectations disclosed in forward-looking statements may not be achieved and the recipient of this communication should not place undue reliance on such forward-looking statements. Any forward-looking statement made in this communication speaks only as of the date hereof. TradeStation undertakes no obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

As previously announced, TradeStation and Quantum FinTech Acquisition Corporation (“Quantum”) have entered into agreements to effect a business combination (the “Business Combination”). This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of TradeStation, Quantum, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation.

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In connection with the proposed Business Combination between TradeStation and Quantum, TradeStation has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement / prospectus relating to the offer of the securities to be issued by TradeStation. Investors, security holders and other interested persons are advised to read the Registration Statement and proxy statement / prospectus and any amendments thereto, and other relevant documents that are filed with the SEC carefully and in their entirety because they will contain important information about TradeStation, Quantum and the proposed Business Combination. The definitive proxy statement / prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the proposed Business Combination. Investors, security holders and other interested persons can also obtain copies of the Registration Statement and other documents containing important information about the Business Combination and the parties to the Business Combination as such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corp., 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at IR@qftacorp.com.

Quantum and TradeStation, their respective directors and executive officers and certain investors may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of Quantum and their ownership is set forth in Quantum’s filings with the SEC, including its final prospectus relating to its initial public offering in February 2021, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum shareholders in connection with the proposed Business Combination, including TradeStation’s directors and executive officers and certain investors, is contained in the Registration Statement for the Business Combination.

Matsumoto:

In the US, we announced our global vision in 2010 [and] acquired TradeStation in 2011.

As for value enhancement, this will be 11 years for TradeStation, and its valuation grew from USD411 million to USD1,300 million, equivalent, plus earn-out.

Regarding the listing of TradeStation by the SPAC merger, which is written on page two, we are now firmly proceeding with the process. We are moving forward with the listing of the TradeStation Group on the NYSE, within this calendar year.

In the US, we are raising capital in the US, strengthening marketing, and making proper progress now, and we will focus on expanding our sales ground.

Seimei:

The US segment posted a segment loss of JPY5.6 billion while spending JPY6.5 billion on advertising.

As mentioned above, in the US segment, we are making upfront investments for growth, which resulted in a segment loss for the fiscal year.

This is the fiscal year for the US segment. As you can see here in the lower right, volatility or VIX declined significantly over the year, but despite this, as for the volume of transactions, DARTs, the decrease was only 5%.

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Although the trading volume of equities and futures declined due to the decline in VIX, volatility, the number of accounts grew steadily as a result of aggressive marketing in the US segment, and options and crypto asset trading have increased due to the operation of these accounts. This offset the decline in the trading volume of equities and futures and helped to limit the decline in trading volume. As a result, brokerage commissions on equity and futures transactions decreased, while other commissions received increased due to an increase in options transactions.

In addition, net financial income increased by USD8.88 million due to strong stock lending, resulting in a 3.2% decrease in overall operating revenue to USD209.14 million.

As you can see, advertising expenses increased by USD40 million due to aggressive marketing to further accelerate the acquisition of new accounts, and personnel expenses also increased as a result of increasing the number of staff to strengthen services. In addition, professional fees for the preparation of the De-SPAC listing in the US were recorded under “Other” in the current period, resulting in an overall increase of 41.1% YoY.

In the US, we spent JPY2.1 billion on advertising, resulting in a continued loss of JPY1.8 billion, but segment P&L improved from the previous quarter.

This is the fourth quarter of the US segment. In dollar terms, this figure was an increase of JPY54.24 million or 1.6%. As you can see in the lower right-hand corner, both brokerage commissions and other commissions have increased as a result of higher volatility or VIX, as well as increased trading volume in stocks, futures, and options due to an increase in the number of accounts. On the other hand, financial income decreased from the previous quarter as securities lending transactions and crypto asset lending transactions were on par with the second quarter.

This shows the expenses in the US. Although we continue to market aggressively, advertising expenses decreased due to adjustments in our marketing efforts. On the other hand, transactions increased, resulting in an increase in commissions paid. Personnel expenses decreased due to adjustment in personnel assignments and a decrease in performance-linked bonuses.

As you can see in the graph here, expenses had been rising steadily for a long time, but in the fourth quarter, expenses were reduced.

Matsumoto:

In the US, as shown on the left, customer assets are growing steadily.

As a major point, if you look at the bottom half of the description on the right side of page 42, short-term interest rates in the US are now starting to rise. As you know.

So, for every 25 basis point increase in the Federal Funds rate, the annual income increases. In an American brokerage firm, especially if they have a lot of day trading customers, like TradeStation, interest income would belong to them. They first start trading at the beginning of the day with the money they have in the firm, and by the end of the day, they close the position. If you look at it from close-of-business to close-of-business, money remains on-balance in TradeStation, but you invest this money in deposits, etc.

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This is a characteristic of American brokerage firms in general. Broker-dealers, retail broker-dealers in the US, for example, have the characteristic that when short-term interest rates rise, their financial balance improves significantly, and in the case of TradeStation, for every 25 basis point increase in this Federal Funds rate, the annual income increases by about USD7 to USD7.5 million, as an approximate increase in the income.

This is about JPY900 million, in terms of yen. For every 25 base points. We are now talking about the possibility of the Federal Funds rate going up 50 basis points per month, and a 1% increase would improve almost all of TradeStation and would lead to an improvement in net financial income of an annualized JPY3.6 billion. This is a little factor that is particular to this market, thanks to interest rates, but that is the kind of business we are in.

If this short-term interest rate goes up, it has the potential to increase the net income by that much greater amount, with a tailwind. That was an example for TradeStation.

Question & Answer

Matsumoto [A]: Now, we would like to conclude our explanation, and we would like to take your questions and answer them.

First of all, Mr. Hara of SMBC Nikko Securities Inc. has asked a question, so I would like to answer this first. There are three questions. First, the listing of TradeStation had previously been communicated as early as February or March and as late as the end of June, but the current presentation material has been revised downward and later, to the end of [2020]. What is causing the schedule delays?

This is a situation that is well known in the US, if you are familiar with the situation in the US, but at the end of March, the SEC issued SAB 121, a request, in essence, for companies that are in the crypto business or crypto asset business, to recognize the crypto assets entrusted to them by their customers as liabilities. This was issued at the end of March.

To give some background, banks say deposits, but of course, from the bank's point of view, this is a liability. In a brokerage firm, the customer's securities are kept in custody, but this is segregated as not a liability. This had been the clear idea previously. However, the SEC has ordered that crypto assets be understood more like in banks than in securities firms.

Fundamentally, there are arguments about how this should be done theoretically, but for the time being, the SEC, which is an organization that closely monitors disclosures, requires us to make the disclosures that the SEC requires. We have almost completed the process, but there is still work to be done, such as re-filing.

In the meantime, the fiscal year ending March 31, 2022 is the last day of the accounting period for our group, but when a domestic company goes public, it is required to file an audit financial statement for the fiscal year ending March 31, 2022 after 45 days from the end of the fiscal year. This has been a rule for a long time. This also caused a little delay in the schedule.

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In addition, since in the US, July and August are summer vacation months, and as a result mainly of the SEC's new request, which was issued at the end of March, the schedule has been delayed.

However, the schedule has been delayed, or rather, pushed a bit, but we are now moving forward firmly with this schedule.

The second question is, with Robinhood planning restructuring and other companies cutting costs in response to the market environment, what is TradeStation's investment policy going forward? We have seen a reduction in advertising expenses. Please tell us whether this was the result of adjustment from the beginning of the fourth quarter or from the middle of the period.

As I mentioned in the second water drop chart from the beginning, in the SPAC market, two years ago or one year ago, the emphasis was on the top line, but now, in the De-SPAC market, it is not only the top line, but the bottom line as well. That kind of shift is just now happening in the US stock market.

Under these circumstances, as I mentioned earlier, the Group as a whole is investing in growth and marketing for growth while the top line is growing on a consolidated basis, and we are trying not to reduce profits. However, this is the case on a consolidated base, and if we look at the US alone, it may seem that we are making upfront investments ahead of performance.

However, although we have not announced our forecast for the future, we have carefully calculated when it will return to black on a non-consolidated basis if we continue with the current approach, and we are dynamically controlling the situation while keeping an eye on such factors and the world situation.

Therefore, we will continue to control the use of advertising expenses in a very dynamic manner, keeping an eye on both the results within TradeStation and from the market's viewpoint. Control does not always mean lowering costs. If there is an example of growth exceeding costs by a certain period of time, and if we can confirm that it would be better to do so, then we will use advertising expenses. If there is a strong voice that says, "No, no, let's be more careful," then we will spend less.

That is how we would like to control things. One big factor is that, as I mentioned earlier, there is a situation at TradeStation where a 1% increase in short-term interest rates would increase the net financial income by about JPY4 billion. Therefore, I think this will take the form of us adjusting various things while watching how short-term interest rates actually rise in the US in the future.

Sasaki [Q]: I am Sasaki from the Bank of America Corporation. I have three questions. First of all, regarding the De-SPAC listing, the SEC has recently issued various regulatory proposals regarding valuations, and I would like to know if the valuations that you have presented now are likely to change in the future or not. Can you tell us about this point?

Matsumoto [A]: I can't really answer that question because of the SEC's restrictions, but I can say that the SEC is saying that it is not good for a paper company, or a power-point company, to do a rosy projection while it has no substance.

However, TradeStation [is a company] with solid [a] business, cash flow, and profits to begin with. Since we are preparing [a] De-SPAC listing, what the SEC is doing this time is basically irrelevant to us.

However, as for TradeStation, while the market is a little less active, as I mentioned earlier, the interest rate income has been rising significantly. I can't give you a clear answer to this one, because it might increase and fall again, or something like that.

Basically, TradeStation [is] not directly involved in this SEC matter, and as I said, we are not currently talking about that in terms of overall valuation and particular agencies. However, even if we were to consider such issues of valuations now, we do not think it would have that great an impact.

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